Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934
Subject Company: Mitchell Energy & Development Corp.
Commission File No. 333-68694

NOTICE TO INVESTORS CONCERNING DEVON’S PLANS TO ACQUIRE
MITCHELL ENERGY

Investors and security holders are advised to read the definitive joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed transaction because it will contain important information. A preliminary joint proxy statement/prospectus has been filed with the SEC by Devon and Mitchell. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Mitchell with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon when they become available by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com. The definitive joint proxy statement/prospectus and such other documents (relating to Mitchell) may also be obtained for free from Mitchell when they become available by directing such request to: Mitchell Energy & Development Corp., 2001 Timberloch Place, The Woodlands, Texas 77380, Attention: Investor Relations, telephone: (713) 377-6625, e-mail: mndpr@mitchellenergy.com.

Devon, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Devon’s shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Devon’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

Mitchell, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Mitchell’s shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Mitchell’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

The following slide presentation was presented by Devon Energy Corporation to a group of outside analysts on November 20, 2001.

devon ENERGY

Risk Factors

Information provided in this presentation includes "forward-looking statements" as defined by the SEC. Forward-looking statements are identified as "forecasts, projections, estimates, plans, expectations, etc." and are subject to a variety of risk factors. For representative risk factors that could cause Devon's actual results to differ materially from the estimates contained herein, see Form 10-K for the year-ended December 31, 2000 and subsequent SEC filings.

Corporate Overview

Shares outstanding:	155 MM
Equity capitalization:	≈ $5.2 B
Enterprise value:	≈ $13.2 B
Senior credit rating:	
S&P	BBB+
Moody's	Baa2
Fitch (D&P)	BBB

Pro forma data for the combination of Devon, Mitchell and Anderson

Devon ENERGY

Corporate Overview

Proved reserves:	2,044 MMBOE
Production profile:	95% North America 5% International
Production mix:	64% gas / 36% liquids
R/P ratio:	9.8 years

Pro forma data for the combination of Devon, Mitchell and Anderson

Devon ENERGY

Third Quarter Highlights

- Record natural gas, oil and liquids production
  - 1.23 BCFD and 134 MBOD
  - 5% increase over 2Q '01
  - 6% increase over 3Q '00
- Cash margin of $388 MM
  - $2.94 per share
- Net earnings of $90 MM
  - $.68 per share

Note: Earnings before a non-recurring impairment charge and a change in the fair value of derivatives.

devon ENERGY

Third Quarter Operations

Capital Expenditures: $304 MM


364 Development
Wells Drilled
99% Success Rate
51 Exploration
Wells Drilled
80% Success Rate
Successful
Dry

I. Track Record

II. Growth Strategy

III. Near-term Growth Projects

IV. Long-term/High-potential Projects

devon ENERGY

Reserve Growth



Proved Reserves (MMBOE @ 6:1)
8
22
30
32
36
61
78
106
115
179
184
299
670
1,097
2,044
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
Pro Forma

Note: Pro forma for the Anderson and Mitchell acquisitions. 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

devon ENERGY

Reserves Per Common Share



Proved Reserves (BOE @ 6:1)
* diluted
CAGR=18%
1.31
2.56
2.61
2.82
3.13
2.96
3.76
4.79
5.18
4.84
4.94
5.61
7.78
8.25
12.75
'87
'88
'89*
'90*
'91*
'92
'93
'94
'95
'96*
'97*
'98*
'99
'00*
Pro Forma

Pro forma reserves combine Devon, as of 12/00, Mitchell as of 6/01 and Anderson as of 08/01. Pro forma shares include 30.2 MM for Mitchell less shares repurchased by Devon through 2001 repurchase program.

Note: 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

devon ENERGY

Production Per Common Share


(BOE Per Share @ 6:1)
CAGR=16%
0.18
0.22
0.23
0.24
0.35
0.46
0.42
0.44
0.46
0.48
0.63
0.74
0.87
0.95
1.34
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01 Pro Forma

Represents annualized production for the quarter ended 6/30/01 for the combined Devon, Mitchell and Anderson. Pro forma basic shares include 29.2 MM for Mitchell less shares repurchased by Devon through repurchase program.

Note: 1987-1997 represents historical Devon as reported prior to 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

devon ENERGY

Cash Margin Per Common Share



($ Per Share)
CAGR=23%
1.15
0.98
1.01
1.37
1.34
2.76
2.54
2.56
2.68
4.33
5.63
3.79
6.54
14.06
22.01
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01 Pro Forma

Note: 2001 data is estimated by annualizing the second quarter pro forma combination of Devon, Anderson and Mitchell. 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger. 2000 data excludes one-time merger expenses.

I. Track Record

II. Growth Strategy

III. Near-term Growth Projects

IV. Long-term/High-potential Projects

devon ENERGY

Growth Strategy

Integrate drilling and acquisitions to establish focused, high-margin property concentrations.

devon ENERGY

E&P Capital Expenditures


($MM)
77
115
275
217
904
1,280
1,600
1,200
'96
'97
'98
'99
'00
Est. '01
Est. '02

Note: 1996-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

devon ENERGY

Acquisition Criteria

	Enhance Core Areas	Establish New Core Areas	Technology Transfer	Strengthen Balance Sheet
Alta (1994)	✓			✓
KMG-NA (1996)	✓	✓	✓	✓
Northstar (1998)	✓	✓		✓
PennzEnergy (1999)	✓	✓	✓	
Santa Fe/Snyder (2000)	✓	✓		✓
Anderson Exploration (2001)	✓	✓	✓	
Mitchell (Est. Q4 2001)		✓	✓	✓

Per Share Financial Criteria

	Cash Flow Accretion	Earnings Accretion	Reserves Accretion	Production Accretion
Alta (1994)	✓		✓	✓
KMG-NA (1996)	✓	✓	✓	✓
Northstar (1998)	✓		✓	✓
PennzEnergy (1999)	✓	✓	✓	✓
Santa Fe/Snyder (2000)	✓	✓	✓	✓
Anderson Exploration (2001)	✓		✓	✓
Mitchell (Est. Q4 2001)	✓	✓	✓	✓

devon ENERGY | ANDERSON EXPLORATION LTD.

Anderson Acquisition

- 9/04/01: Announced purchase of Anderson by Devon
- Terms: All cash tender of C$40 per Anderson share
  US$ 3.4 billion cash tender
  US$ 1.2 billion net debt and other obligations
  US$ 4.6 billion total transaction
- Closed October 15, 2001

Mitchell Acquisition

- 8/14/01: Announced purchase of Mitchell by Devon
- Terms: 50/50 cash and stock
  - $3.5 billion, including $0.4 billion of assumed debt
- Board approved/Mitchell commitment
- Expected close: Late 2001 - early 2002

devon ENERGY

Integration

- Devon Canada management team in-place at closing
- Mitchell integration plans developed for implementation at closing
- Mitchell + Anderson: ≈ $50 MM synergies

Devon ENERGY

Reserve Growth from M&A*


Represents Anderson 7/31/01 reserves.
Represents Mitchell 6/30/01 reserves.
3%
114%
27%
18%
2%
80%
21%
38%
15%
57%
1%
70%
135%
58%
86%
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
Pro Forma

* Proved reserves added from mergers and acquisitions expressed as a % of beginning of the year reserves. Years 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

devon ENERGY

Acquisition Financing (Term Loan)

- 5 year term loan: $3 billion
- Rate as of 11/19/01: 3.15%
  - After-tax rate: 1.92%
- Back-end weighted amortization

Note: Assumes combined federal and state income tax rate of 39%.

devon ENERGY

Acquisition Financing (Bonds)

Amount	Maturity	Rate	After-tax Rate
$1.75 B	2011	6.875%	1.65%
$1.25 B	2031	7.875%	1.92%
$3.00 B			

Assumes combined federal and state or provincial income tax rates of 38.2% in Canada and 39.0% in the U.S.

Devon ENERGY

Debt Amortization Schedule

Year	$ Millions	Year	$ Millions
2002	69	2008	-
2003	6	2009	200
2004	552	2010	-
2005	2,007	2011	2,150
2006	1,740	2012-2030	-
2007	175	2031	1,250

Note: Represents required amortization for all debt securities and bank debt agreements assuming completion of Mitchell transaction. Assumes zero coupon convertible debenture is paid in 2005 at its accreted value of $427 MM. Excludes Chevron exchangeable debentures, due 2008. Debentures are exchangeable into 7.1 MM Chevron common shares owned by Devon.

devon ENERGY

Debt Reduction Plan

- Excess cash flow
  - Protect with hedges
  - Optimize capital budget
- Divest > $1 billion non-core properties
  - All five divisions contributing

devon ENERGY

2002 Gas Hedges


Pro Forma Gas Production
Collars 21%
10% Fixed
Floating 69%
$/MCF
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
2002 Collar Ceiling
$6.77
2002 Collar Floor
$3.20
2002 Swaps & Fixed
$2.85
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
Nine Months
Devon's historical average realized gas prices.

Note: Production percentages based on Q2 2001 pro forma gas production for Devon, Mitchell and Anderson.

2002 Oil Hedges



Devon ENERGY
Pro Forma Oil Production
Fixed 10%
Collars 24%
Floating 66%
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
$/BBL
2002 Collar Ceiling
$28.16
2002 Collar Floor
$23.00
2002 Swaps & Fixed
$21.94
'87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01
Nine Months
WTI Cushing (NYMEX)

Note: Production percentages based on Q2 2001 pro forma oil production for Devon, Mitchell and Anderson.

North American Core Areas


Western Canadian Sedimentary Basin
Rocky Mountains
Permian/Mid-Continent
Gulf of Mexico/Gulf Coast

Percent of Total Production

	Pro Forma
Permian/Mid-Continent	31%
Rocky Mountains	11%
Gulf of Mexico/Gulf Coast	17%
Canada	36%
Total North America	95%

Note: Pro forma production combining Devon, Mitchell and Anderson for the quarter ended 06/30/01.

devon ENERGY

North American Operations

- Dominant player in core areas
- Technical team with proven track record
- Low-cost, focused operations
- Access to multiple sales markets
- 62% of proved reserves are developed

I. Track Record

II. Growth Strategy

III. Near-term Growth Projects

IV. Long-term/High-potential Projects

devon ENERGY

Barnett Shale


Probable/
Possible
Proven
Barnett Tests
Infill Pilots

- Strategic market access
- 230,000 net acres
- WI >90%
- 2.1 TCFE proved reserves (8% of gas in place)
- Multi-TCF potential
- 2000 wells drilled: 142
- 2001 wells planned: 300

devon ENERGY

Light Sand Fracturing Technology


Mitchell - Barnett Shale Normalized Production
Total Wells Drilled (576)
1,000
900
800
700
600
500
400
300
200
100
-
MCFD/well
Pre 1999 Conventional Frac (406)
Post 1999-2000 LSF Wells (170)
0
12
24
Months on Production

devon ENERGY

Mitchell Gas Production Growth


(MMCFD)
CAGR=33%
273
288
320
341
369
403
420
1Q '00
2Q '00
3Q '00
4Q '00
1Q '01
2Q '01
3Q '01

devon ENERGY

Powder River Basin



Wyodak Development
MONTANA
WYOMING
Spotted Horse
Rough Draw
Kitty
Juniper Draw
Big George Exploration
House Creek
Pine Tree
0 10 20 30
MILES
Big George Pilot
Wyodak Pilot

- 250,000 net acres
- > 1,300 gross wells drilled to date
- 300 wells awaiting tie-in
- Net current production ≈ 94 MMCFD



Wyoming
Utah
Colorado
New Mexico

devon ENERGY

Raton Basin


Raton Basin
CO
NM
Vermejo Park Ranch

- 280,000 gross acres (minerals)
- WI=25%, NRI=42%
- 228 wells drilled to date
- 0.5-1.0 TCF net target

Coal seam thickness:

- > 80 FEET
- > 60 FEET
- > 40 FEET
- > 20 FEET


Wyoming
Utah
Colorado
New Mexico

devon ENERGY

Cherokee Basin CBM



Kansas
Oklahoma



Kansas
Oklahoma
Missouri
Major Pipelines

- 400,000 net acres
- Geology:
  - Depths 800 - 3,000'
  - Pennsylvanian coals
- Current Status:
  - 3 rigs drilling
  - Drilling
    - 2001: 110 wells
    - 2002: 300 - 400 wells

devon ENERGY

Coalbed Methane Target Rates


600
480
360
240
120
0
RATE, MMCFE/D
100
80
60
40
20
0
RATE, MBOE/D
2000
2001
2002
2003
2004
2005
2006

devon ENERGY

Peace River Arch


B.C.
Alberta
Sask.


Cecil
Rycroft
Peace River
Dunvegan
Belloy
Girouxville
Eaglesham
Valhalla
Grande Prairie
20 Miles
Devon Acreage
Anderson Acreage

- 900,000 net undeveloped acres
- Q3 '01 pro forma production
  - Gas: 159 MMCFD
  - Liquids: 6,860 BOD
- Low-risk exploitation
- Recent exploration success at Girouxville
- Ownership in key infrastructure
- Drilling rigs utilized
  - Currently: 4
  - '01/'02 winter plans: 8

Devon ENERGY

Deep Basin


B.C.
Alberta
Sask.


British Columbia
Alberta
Hiding
Elmworth
Gold Creek
Wapiti
Bilbo
Karr
Leland/Wild
Pinto
30 Miles
Devon Acreage
Anderson Acreage

- 700,000 net undeveloped acres
- Q3 '01 pro forma production
  - Gas: 85 MMCFD
  - Liquids: 3,300 BOD
- Multi-zone gas production
- Ownership in key infrastructure
- Drilling rigs utilized: 14


B.C.
Alberta
Sask.

devon ENERGY

NW Alberta/NE B.C.


Ring Border
Tommy Lake
Wargen
Ladyfern
Chinchaga
Hamburg
British Columbia
Alberta
20 Miles
Devon Acreage
Anderson Acreage

- Significant operational synergy
- Q3 '01 pro forma production
  - Gas: 154 MMCFD
  - Liquids: 7,000 BOD
- Strong growth potential from multi-zone gas targets

I. Track Record

II. Growth Strategy

III. Near-term Growth Projects

IV. Long-term/High-potential Projects

devon ENERGY

Northern Foothills


B.C.
Alberta
Sask.
British Columbia
Alberta
Wolverine
Ojay
Weejay
West Ojay
Huguenot
To South Wapiti infrastructure
Narraway
Westcoast Sour Pipeline
Devon Sweet Gas Plant & GGS
20 Miles
Devon Acreage
Anderson Acreage

- Multi-zone sour and sweet gas potential
- '01 activity: 4 sour and 6 sweet gas wells
- > 100 MMCFD net shut-in gas
- Narraway
  - 134 MMCFD
  - Est. on-stream Q2 '02
  - 42% WI, operated
- Westcoast sour line planned on-stream late '02

devon ENERGY

West Africa


AFRICA


Devon Blocks
Ghana
Keta
Agali
Gabon
Kowe
Atlantic Ocean
Congo
Marine IX

- '02 Exploration
  - Marine IX Block / 47.5% interest
    - 285 MMBOE gross target
  - Agali Block / 50% interest
    - >300 MMBOE gross target
    - On trend w/ Triton's La Ceiba
- '03 Exploration
  - Keta Block / 60% interest
    - $8.25 MM 3-D program
    - >200 MMBOE targets

devon ENERGY

Mackenzie Delta



Beaufort Sea
50 ft.
YUKON
NORTHWEST TERRITORIES
15 mi.

- High potential area
  - Large, high-impact targets
  - Est. 65 TCFE in area
- Largest exploratory land holder
  - Interest in 48% of Mackenzie Delta
  - 2 MM net acres north of 60°
- 4 well per year program

devon ENERGY

Azerbaijan


Northern Route
Western Route
MEP (Proposed)
CPC Route
KAZAKHSTAN
Guryev
Tengiz
Tikhoretsk
Novorossiysk
Makhachkala
RUSSIA
Grozny
BULGARIA
Burgas
Black Sea
Supsa
Tbilisi
Baku
GREECE
Karasu
Alexandroupolis
Izmit
Ankara
Samsun
AZERBAIJAN
ARMENIA
Sangachal
TURKEY
Caspian Sea
Tabriz
Midyat
IRAN
Ceyhan
Tehran
Mediterranean Sea
SYRIA

- Operator: BP Amoco
- 5.6% carried interest
- Current production: 130 MBOD (gross)
- Gross proven reserves: 4.2 BBO
- Ultimate gross potential: > 6 BBO

devon ENERGY

Summary

- Focused, North American assets
- Low-risk, near-term growth
- High-potential exploration upside
- Track record of per share growth

Investors and security holders are advised to read the definitive joint proxy statement/ prospectus that will be included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed transaction because it will contain important information. A preliminary joint proxy statement/prospectus has been filed with the SEC by Devon and Mitchell. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Mitchell with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon when they become available by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com. The definitive joint proxy statement/prospectus and such other documents (relating to Mitchell) may also be obtained for free from Mitchell when they become available by directing such request to: Mitchell Energy & Development Corp., 2001 Timberloch Place, The Woodlands, Texas 77380, Attention: Investor Relations, telephone: (713) 377-6625, e-mail: mndpr@mitchellenergy.com.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Devon's Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Mitchell, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Mitchell's shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Mitchell's Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.